Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,					Nine Months Ended September 30, 2013
	2008	2009	2010	2011	2012
Income (loss) from continuing operations before income taxes	$(133,076)	$16,035	$(1,630)	$30,420	$35,023	$33,033
Fixed charges:
Interest expense	1,537	4	43	62	709	1,969
Interest relating to rental expense (1)	5,314	2,438	2,533	2,081	1,912	1,523

Total fixed charges	6,851	2,442	2,576	2,143	2,621	3,492

Earnings available for fixed charges	$(126,225)	$18,477	$946	$32,563	$37,644	$36,525

Ratio of earnings to fixed charges	N/A (2)	7.57	0.37	15.20	14.36	10.46

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing lease, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which was deemed to be all interest. The off-balance sheet financing lease was terminated effective November 1, 2012.
(2)	For the year ended December 31, 2008, our earnings were insufficient to cover fixed charges. The amount of additional earnings needed to cover fixed charges for the year was $126.3 million.